U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.     Name and Address of Reporting Person:
       Dean G. Constantine, 756 Quaking Aspen, Murray, UT 84123

2.      Issuer Name and Ticker or Trading Symbol: ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        05/99

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director (X) Officer (give title below) (  ) 10% Owner
        (  ) Other (specify below)

Title: President


TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-   3. Trans-           4. Securities Acquired (A)         5. Amount      6. Owner-   7. Nature
                           action      action              or Disposed of (D)                 of             ship        of In-
                           Date         Code                                                  Securities     Form        direct
                          (M/D/Y)                                                             Beneficially   Direct      Benefic-
                                                                                              Owned at       (D)or       ial
                                                                                              End of         Indirect    Owner-
                                                           Amount(A)or(D)Price                Month          (I)         ship

---------------------    ------------    ------------    --------------------------------  ------------   ------------   ---------
Common Stock            05/20/99        P                  1,000    A           4.750        258,150       D




TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-  10. Own-     11.Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of    ership      ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-    Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative     of De-      direct
                Deriv-                           (A) or Dis-   piration     lying         Secur-    Secur-    rivative    Benef-
                ative                            posed of (D)  Date         Securities    ity       ities     Security:   icial
                Security                                       (M/D/Y)                              Bene-     Direct(D)   Own
                                                             -----------   ------------             ficially  or Indirect ership
                                                             Date   Epir-  Title Amount             Owned     (I)
                                                             Exer-  ation  or Number                at End of
                                                             cisable Date  of shares                Month
-------------  --------- -----------  --------  ------------ ------------  ------------  ------  ----------  ----------  ---------


TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of    6. Date      7. Title and   8. Price  9. Num-   10. Own-    11. Na-
   Deriv-       sion or    action     action     Derivative      Exer-        and Am-        of        ber of    ership       ture
   ative        Exercise   Date       Code       Securities      cisable      ount of        Deriv-    Deriv-    Form         of In-
   Security     Price of   (M/D/Y)               Acquired        and Ex-      Under-         ative     ative     of De-       direct
                Deriv-                           (A) or Dis-     piration     lying          Secur-    Secur-    rivative     Benef-
                ative                            posed of (D)    Date         Securities     ity       ities     Security:    icial
                Security                                         (M/D/Y)                               Bene-     Direct (D)   Own
                                                                 ------------ ------------             ficially  or Indirect  ership
                                                                 Date  Epir-  Title  Amount            Owned     (I)
                                                                 Exer- ation  or Number                at End of
                                                                 cisable Date of Shares                Year
----------   ----------- --------- ---------- --------------- --------------- ------------- --------- ----------- ----------  ------
Employee
Stock
Option
(Right to
Buy)          5.00       01/08/99    A*      10,000                01/01/00 10/07/08   Common Stock 10,000 0

Employee
Stock
Option
(Right to
Buy)          5.00       01/01/00    A*     10,000                 01/01/01 10/07/08   Common Stock 10,000 0

Employee
Stock
Option
(Right to
Buy)          5.00       01/01/01    A*     10,000                  01/01/02 10/07/08  Common Stock 10,000 0 30,000 d



* All of the Option Shares shall become purchasable by the Optionee the date which is nine years and nine months following the Grant Date if the Optionee is continuously in the Service of the Corporation during that time. Additionally, one-third of the Option Shares (10,000 shares or a portion thereof, as described below) shall become purchasable following each of the first three anniversary dates of the Grant Date upon the Corporation's achieving certain annual revenue and earnings in the three fiscal years ending December 31, 1999, 2000, and 2001.